Sub-Item 77M: Mergers

On November 7, 2007, the Board of Directors (the “Board”) of The Hartford Mutual Funds, Inc. (the “Company”) approved an Agreement and Plan of Reorganization that provided for the reorganization of a series of the Company, The Hartford MidCap Growth Fund into The Hartford Select MidCap Growth Fund. The Reorganization did not require shareholder approval and was approved by the Board in order to eliminate the Company’s redundant product offerings. The reorganization took place on February 22, 2008, at which time The Hartford MidCap Growth Fund was merged into The Hartford Select MidCap Growth Fund. The Hartford Select MidCap Growth Fund was renamed The Hartford MidCap Growth Fund.